Exhibit 99.1

Golden Star Reports Preliminary

Second Quarter 2014 Production Results

Toronto, ON – July 8, 2014—Golden Star Resources Ltd. today announces its preliminary production results from its Wassa and Bogoso mines for the three month period ended June 30, 2014.

In the second quarter of 2014, the Company sold a total of 61,720 ounces of gold at an average realized price of $1,289 per ounce. Of this, 29,445 ounces were produced at Wassa and 32,275 were produced at Bogoso.

As at June 30, 2014, the Company has sold 127,532 ounces of gold year to date and had a cash balance of $43 million. No further drawdowns on the Ecobank loan were made in the second quarter.

Management is reviewing the mine plans for the remainder of the year to determine if the Company’s mines will meet the gold production guidance previously disclosed to the public.

The Company plans to release its second quarter 2014 financial results on Wednesday, July 30, 2014, after market close. Management will host a call on Thursday, July 31, 2014 at 10:00 am EDT.

Sam Coetzer, President and CEO of Golden Star commented on these results as follows:

“Gold production in the second quarter was below expectations. The primary reason for this was the high level of rainfall concentrated over a short period of time. Despite extensive dewatering of the Bogoso North and Chujah pits, access to higher grade ore at the bottom of these pits was very limited. Access to ore at Wassa was also hampered. Stockpiled lower grade ore was therefore treated at all operations during the quarter and production from higher grade material, particularly at Bogoso, has been deferred. Rain also hampered hydraulic mining at the Bogoso tailings facility. Encouragingly, when access was facilitated, mined grade from the bottom of the Bogoso North and Chujah pits was significantly higher than in the last quarter, in line with our mine plan. At the start of the third quarter, with the heavy rains expected to be behind us, we are now mining in higher grade zones. Accordingly we expect improved production in the next two quarters.”

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Company Profile

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.4 million ounces in Measured and Indicated Mineral Resources. For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential. In 2013, Golden Star sold 331,000 ounces of gold.

For further information on the Company, please visit www.gsr.com.

For further information, please contact:

Angela Parr, Vice President Investor Relations and Corporate Affairs

416-583-3815

investor@gsr.com

Statements Regarding Forward-Looking Information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such statements include comments regarding: the Company’s ability to achieve its 2014 gold production guidance; the timing for releasing our financial results; the decrease in heavy rains and impact on gold production for the remainder of 2014; and our mining and drilling plans. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially include: timing of and unexpected events at the Wassa and/ or Bogoso processing plants; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; changes in U.S. and Canadian securities markets; inclement weather; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2013. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results may vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

Source: Golden Star Resources Ltd.

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